

February 14, 2012

Via E-mail
Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

> **RE: Fuwei Films (Holdings) Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Form 20-F/A for the Year Ended December 31, 2010**
> **Filed December 2, 2011**
> **Response dated February 7, 2012**
> **File No. 1-33176**

Dear Mr. Zhang:

We have reviewed your response letter dated February 7, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 15. Controls and Procedures, page 77

1. We note the following from your response:

   - You have had attrition in your finance department. This is generally not seen as strength in internal controls over financial reporting and disclosure controls and procedures.
   - It appears that you hired Tullius Taylor Sartain & Sartain, in 2007 five years ago. It is unclear how their current absence has contributed to your ongoing internal controls over financial reporting and disclosure controls and procedures.

- It is unclear how the departure of you former CFO, Ms. Cindy Lu has contributed to your ongoing internal controls over financial reporting and disclosure controls and procedures.
- It is unclear how the departure your former financial reporting employee Ms Xinrong Zhai has contributed to your ongoing internal controls over financial reporting and disclosure controls and procedures.

All of the above changes appear to be changes over the past few years that indicate a weakening of internal controls rather than a strengthening. A system of internal controls requires the ongoing input of appropriately qualified, well-trained individuals in the area of U.S. GAAP.

Based on the additional information you have provided, it still does not appear that your accounting personnel have the appropriate U.S. GAAP experience. Accordingly, we still believe that your lack of U.S. GAAP experience appears to constitute a material weakness and thus your internal controls over financial reporting would appear to be ineffective. Please revise your conclusion on internal control over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures. Refer to Item 308 of Regulation S-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant